FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of July


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                              BG Group plc

                Notification of Change in Major Interest in Shares

BG Group plc has today received notification from Barclays PLC under the obligations imposed by Sections 198 to 202 of the Companies Act, 1985 that Barclays PLC has ceased to have a notifiable interest in the ordinary shares of 10p of BG Group plc.

BG Group plc
20 July 2006

website www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 20 July, 2006                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary